Exhibit 99.2

Convenience translation

Report by the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2017

The past fiscal year was — despite the challenges from the natural disasters in North America — a successful year for Fresenius Medical Care. Overall, the business with dialysis services resulted in a positive development. The Care Coordination sector continued to contribute to this result. In this still relatively young sector, the Company was able to achieve a sustained organic revenue growth. Furthermore, significant positive financial effects in the past fiscal year resulted from the U.S. tax reform that came into effect on January 1, 2018. The respective amendment bill was passed on December 22, 2017. In particular, the re-evaluation of deferred tax liabilities resulting from the amendment bill lead to a book gain of around 236 million € which resulted in a corresponding increase in Earnings After Tax. In contrast, the provision of 200 million € recorded in connection with the ongoing settlement negotiations with the U.S. Securities and Exchange Commission and the U.S. Department of Justice because of alleged violations of provisions of the U.S. Foreign Corrupt Practices Act (FCPA) had a negative financial impact. Thereby, the provision amount also includes certain legal expenses and other related costs or asset impairments.

The Supervisory Board of Fresenius Medical Care AG & Co. KGaA (hereinafter the “Company”) in the past fiscal year observed all the duties imposed on it by law, the Articles of Association and the Rules of Procedure. In this context it also took into account the recommendations of the German Corporate Governance Code. The Supervisory Board supervised the general partner, Fresenius Medical Care Management AG, within its responsibility and regularly advised the management board (hereinafter the “Management Board”). In addition, the members of the Supervisory Board in their entirety are familiar with the sectors in which Fresenius Medical Care operates.

All relevant questions of the business policy, the Company’s planning and the strategy were subject to the deliberations of the Supervisory Board. Reports of the Management Board on the progress of the business, the profitability and liquidity as well as on the situation and perspectives of the Company and the Group formed the basis for the work of the Supervisory Board. Further topics were the risk situation and risk management. Additional items on the agenda were discussions on acquisition and investment projects. These and all further significant business events were comprehensively discussed by the Supervisory Board and its committees. Furthermore, the Supervisory Board reviewed the development of the acquisitions of the previous years also in this year. Key benchmarks for this review were, inter alia, the planning and projections at the time of each respective acquisition. The Supervisory Board passed resolutions within its competencies according to law and the Articles of Association.

Meetings

In the last fiscal year, seven meetings of the Supervisory Board, some of which lasted several days, took place. In the past fiscal year, no Supervisory Board member attended only half or less than half of the meetings of the Supervisory Board and the committees he or she is a member of. The following table shows the participation of the members in the meetings of the Supervisory Board as well as in the meetings and telephone conferences of the committees held in the past fiscal year:

	Supervisory Board	Audit and Corporate Governance Committee	Nomination Committee	Joint Committee
Dr Gerd Krick (Chairman of the Supervisory Board)	7/7	9/9	0/0	0/0(1)
Dr Dieter Schenk (Vice chairman of the Supervisory Board)	7/7	—	0/0	—
Rolf A. Classon	7/7	9/9	0/0	0/0
William P. Johnston	6/7	8/9	—	0/0
Deborah Doyle McWhinney	7/7	9/9	—	—
Pascale Witz	7/7	—	—	—

(1) On behalf of the general partner

The Supervisory Board was in regular contact with the Management Board and was always promptly and comprehensively informed by this. Between meetings, the Management Board reported to the Supervisory Board in writing. During the meetings, the Management Board also informed the Supervisory Board verbally. In addition, the Supervisory Board also had the opportunity to meet individual members of the senior management level this year. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chairman of the Supervisory Board maintained regular and close contact with the Management Board outside the meetings, in particular with the Chairman of the Management Board. In case of important occasions or events, also in respect to affiliated companies, the Chairman of the Management Board promptly informed the Chairman of the Supervisory Board. In such cases, the Chairman of the Supervisory Board subsequently informed the other members of the Supervisory Board in the next meeting at the latest. During the entire fiscal year, the Chairman of the Supervisory Board also was in close contact with the other members of the Supervisory Board.

Focus of the discussions in the Supervisory Board

One of the main focus areas of the Supervisory Board’s discussions in the past year were again strategic considerations. Measures discussed by the Supervisory Board related to both existing and potentially new business areas. Fresenius Medical Care intends to continue strong growth in the current core business with dialysis products und the treatment of dialysis patients. One acquisition project was the offer to take over NxStage Medical, Inc., a U.S. supplier of medical technology and healthcare services. The company develops, produces and markets medical devices and other products for the use in home dialysis and in critical care. With the acquisition of NxStage Medical, Inc., Fresenius Medical Care will strengthen its business in these areas. At the same time, the Company pursues its “Growth Strategy 2020”. The goal of that strategy is to also offer medical services which go beyond the dialysis treatment itself. Those services, which are combined under the title “Care Coordination”, shall form an even larger share of the overall turnover in the future. Against this background, the Supervisory Board also discussed acquisition and cooperation projects in this area and dealt with the divestment of the U.S. non-renal lab service provider Shiel Medical Laboratory, Inc. to optimize the Care Coordination portfolio.

The Supervisory Board also dealt with the change in accounting to International Financial Reporting Standards (IFRS), with the Euro as the reporting currency, that was implemented in the past fiscal year.

The business development, the competitive situation and the Management Board’s planning in the individual regions were once more at the centre of the Supervisory Board’s discussions. The Supervisory Board also discussed in detail the development of cost reimbursement in the various health care systems again. Another focus of the discussions and consultations were several extensive investment projects, inter alia for the expansion of the production capacities in the production facility located in St. Wendel. In joint consultations with the Management Board the development of the production quantities and their expansion were discussed. In the past year, the Supervisory Board also informed itself about the quality assurance systems and about the results of the product quality testing in the production facilities.

Already in 2013 Fresenius Medical Care started a worldwide efficiency enhancement program. In the past year, the Supervisory Board again informed itself on the success of the measures to improve the cost situation.

The Supervisory Board was regularly informed on the compliance of the Company. Results of the internal revision were also taken into account in this context. As a further topic, the Supervisory Board inquired about the progress of the internal investigation concerning alleged violations of provisions of the FCPA or other anti-corruption laws.

The Supervisory Board has further dealt with a diversity concept regarding its composition. Diversity at Fresenius Medical Care is defined in a broad way, including — but not limited to — age, gender, nationality, educational background and work experience. Based on this, the Supervisory Board has adopted a diversity concept reflecting this understanding. While thereby the individual qualification, e.g. expertise, skills and experience, is the core selection criteria for the election proposals for new members of the Supervisory Board to the Annual General Meeting, diversity aspects are considered to ensure a comprehensive and well-rounded decision process. It was further decided in the past year to actively manage diversity in senior management levels below the Management Board. This serves to strengthen the pursued diversity concept and to identify suitable talents at an early stage.

Furthermore, the Supervisory Board has in the past year initiated the preparation of a profile of competence for the entire Supervisory Board. The Supervisory Board is — in its own initiative — already today paying attention to the requirement to have in its entirety the knowledge, capabilities and professional expertise required for the due observation of the duties of the Supervisory Board of a listed company operating internationally in the dialysis business. Following the necessary detailed preparation, the Supervisory Board has resolved a profile of competence for the entire Supervisory Board in its meeting on March 14, 2018. The Supervisory Board will take into consideration such profile of competence when discussing its election proposals to the General Meeting.

The Supervisory Board has formed committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions. The respective chairmen have regularly reported to the Supervisory Board on the work of the committees.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee convened four times in the past fiscal year. In addition, five telephone conferences were held. All members, in particular the chairman Mr. William P. Johnston, are financial experts according to Sec. 100 para. 5 of the German Stock Corporation Act. Mr. Johnston has specific knowledge and experience in applying accounting principles and internal control procedures.

In the past year, the committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the U.S. Securities and Exchange Commission (SEC). It also discussed the quarterly reports with the Management Board. Furthermore, it dealt with the selection and the independence of the auditor of the annual and consolidated financial statements. In doing so, it also considered additional non-audit services provided by the auditor for the Group. Also, the auditing mandate for the report according to Form 20-F, which comprises the consolidated financial statements according to IFRS, was issued by the committee. The committee further negotiated the fee agreement with the auditor and discussed and determined the key audit areas — also with a view to legal reforms on reporting under the EU regulation on statutory audits — for the past fiscal year. Such key audit areas were the risks from alleged violations of provisions of the FCPA or other anti-corruption laws, the goodwill for the region in Latin America and self-insurance reserve.

Representatives of the auditor participated in all meetings and telephone conferences of the committee and informed the members of the committee of their auditing activities. In addition, they provided information on any significant results of their audit and were available for additional information. In the absence of the members of the Management Board, they reported on the cooperation with them.

The committee dealt with the supervision of the accounting and its process, with the effectiveness of the internal control system, the risk management system, the internal audit system, the audit and compliance. With respect to the Company’s compliance, the committee accompanied, inter alia, the substantially concluded review triggered by the alleged violations of provisions of the FCPA and the provision recorded in connection thereto as well as a review of the internal control system. In the course of its audit, the auditor reviewed the internal control and risk management system in relation to the accountancy process as well as the early risk recognition system. The auditor did not raise any objections. With a view to the internal control system and the implementation of the relevant provisions of the Sarbanes-Oxley Act it granted an unqualified audit certificate on February 27, 2018. The Management Board periodically reported to the committee on larger individual risks. It also regularly informed the committee on the compliance situation as well as on the audit plans and results of the internal audit.

The committee again reviewed the business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and its affiliated companies. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

The chairman of the committee has regularly reported on the results of the discussions and resolutions in the committee to the Supervisory Board.

Nomination Committee

The Nomination Committee prepares candidate proposals and proposes to the Supervisory Board of the Company suitable candidates for its election proposals to the General Meeting. In the past fiscal year, the Nomination Committee did not convene since a meeting was not required.

Joint Committee

The Company has a Joint Committee. It is composed of two representatives nominated by the general partner as well as two members of the Supervisory Board. For certain matters, the Management Board requires the approval of the Joint Committee. In the past fiscal year, the Joint Committee did not convene since a meeting was not required.

Corporate Governance

The Supervisory Board again reviewed the efficiency of its work and also dealt with the exchange of information with the Management Board as well as between the Supervisory Board and its committees. No objections arose in the course of such review.

In some cases, members of the Supervisory Board of the Company are also members of the Supervisory Board of the general partner. This applies to Messrs. Rolf A. Classon, William P. Johnston, Dr Gerd Krick and Dr Dieter Schenk. In addition, Dr Krick is chairman and Dr Schenk is vice chairman of the supervisory board of Fresenius Management SE. Fresenius Management SE is the general partner of Fresenius SE & Co. KGaA. As of the end of the past fiscal year, Fresenius SE & Co. KGaA held 30.63% of the shares in the Company. It is also the sole shareholder of Fresenius Medical Care Management AG. Dr Krick is also chairman of the supervisory board of Fresenius SE & Co. KGaA.

Consultancy or other service relationships with Supervisory Board members in the last fiscal year existed only in the case of Dr Schenk. He has been, at the same time, a partner in the law firm Noerr LLP until December 31, 2017. The companies of the international law firm Noerr LLP provided legal advice to Fresenius Medical Care AG & Co. KGaA and its affiliates in the past fiscal year. In the last fiscal year, Fresenius Medical Care paid legal fees in an amount of approx. 2.7 million € (plus VAT) to the law firm Noerr LLP (previous year: approx. 0.9 million €). That is less than 3% of the legal and consultancy costs paid by Fresenius Medical Care worldwide. The Supervisory Board approved the assignments and the payments based on the presentation of detailed information and following corresponding recommendations of the Audit and Corporate Governance Committee. The same applies to the Supervisory Board of Fresenius Medical Care Management AG. With regard to such approvals, Dr Schenk abstained from voting. The payments were only executed after approval by the Supervisory Board.

The Supervisory Board dealt with the provisions of the German Corporate Governance Code and their application in relation to the group of companies. In this context, taking into account the shareholder structure, the Supervisory Board has determined that it considers a number of at least three independent Supervisory Board members to be an adequate number of independent members and that the Supervisory Board and its committees comprise an adequate number of independent members. Independent within the meaning of the German Corporate Governance Code are Mr. Classon, Mr. Johnston, Ms. Deborah Doyle McWhinney and Ms. Pascale Witz. With a view to the regulations of the SEC, the Supervisory Board also considers Dr Krick as independent. Consequently, four or five of six members are independent in the opinion of the Supervisory Board, depending on the definition applied.

Based on its discussions, the Supervisory Board resolved on the Declaration of Compliance in relation to the German Corporate Governance Code according to Sec. 161 of the German Stock Corporation Act. The Declaration of Compliance was published in December 2017. The Declaration of Compliance is permanently available to the public on the Company’s website.

The Corporate Governance Report of the general partner and of the Supervisory Board together with the declaration on corporate governance is available on pages 102 et seqq. of the annual report. The declaration on corporate governance was discussed by the Supervisory Board and approved at its meeting of March 14, 2018.

Annual and consolidated financial statements

The annual financial statements and the annual management report of Fresenius Medical Care AG & Co. KGaA were prepared in accordance with the regulations of the German Commercial Code (HGB). The consolidated financial statements and consolidated management report follow Sec. 315a German Commercial Code in accordance with IFRS as applicable in the European Union. Accountancy, the annual financial statements, the annual management report as well as the consolidated financial statements and the consolidated annual management report for 2017 were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin. Said company was elected as auditor by resolution of the Annual General Meeting of May 11, 2017 and instructed by the Supervisory Board. The auditor has provided each of the aforementioned documents with an unqualified certificate. The audit reports of the auditor were made available to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements as well as the management reports and included the audit reports of, and the discussions with, the auditor in its discussions. The Audit and Corporate Governance Committee reported to the Supervisory Board on this.

The Supervisory Board also reviewed the annual financial statements, the annual management report, the consolidated financial statements and consolidated annual management report in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also, according to the final results of its own review, no objections had to be raised by the Supervisory Board as regards the annual financial statements, the annual management report, the consolidated financial statements and the consolidated annual management.

At its meeting on February 26, 2018 the Supervisory Board discussed the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 27, 2018. It contains, inter alia, also the consolidated financial statements which have been prepared for the first time in accordance with IFRS, with the Euro as the reporting currency.

The annual financial statements and annual management report of Fresenius Medical Care AG & Co. KGaA as well as the consolidated financial statements and the consolidated annual management report for the last fiscal year, as presented by the general partner, were approved by the Supervisory Board at its meeting on March 14, 2018.

The Supervisory Board also approved the general partner’s proposal for the application of profit which provides for a dividend of € 1.06 for each share.

Separate non-financial group report

The separate non-financial group report of Fresenius Medical Care AG & Co. KGaA was prepared in accordance with the regulations of the German Commercial Code (HGB) and will be published separate from the management report. Fresenius Medical Care reports selected non-financial information in reference to internationally applicable best-practice standards for sustainability reporting set out by the Global Reporting Initiative (GRI). The Supervisory Board made use of the possibility to have the separate non-financial group report verified by an external auditor. The separate non-financial group report has been subject to a limited assurance engagement by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin; KPMG AG Wirtschaftsprüfungsgesellschaft expressed a limited assurance conclusion and issued a respective assurance statement.

The Supervisory Board reviewed the separate non-financial group report. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the limited assurance engagement by the auditor. The representatives of the auditor who signed the note on the limited assurance engagement participated in the discussions of the Supervisory Board of the separate non-financial group report. They reported to the Supervisory Board on the significant findings of their limited assurance engagement and were available for additional information. Also according to the final results of its own review, no objections had to be raised by the Supervisory Board as regards the separate non-financial group report.

Dependency report

The general partner prepared a report on its relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with Sec. 312 German Stock Corporation Act for the past fiscal year. The report contains the following final declaration:

“In conjunction with the legal transactions and measures set out in the report on relationships with affiliates, and on the basis of the circumstances of which we were aware at the time when the legal transactions were carried out or when the measures were taken or not taken, FMC-AG & Co. KGaA has received adequate consideration for every legal transaction, and has not suffered any disadvantage as a result of the fact that measures have been or have not been carried out.”

Both the Audit and Corporate Governance Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant meetings. It reported on the main results of his audit and was available for additional information. On February 26, 2018, the auditor added the following certificate to that dependency report:

“Based on our audit and the conclusions reached, we confirm that 1. the disclosures made in the report are factually correct, 2. the consideration received or paid by the Company for each legal transaction disclosed in the report was not unreasonably high, 3. there are no other circumstances relating to the transactions and measures disclosed in the report which would lead to a conclusion different to the one reached by the personally liable shareholder (General Partner).”

The Audit and Corporate Governance Committee and the Supervisory Board concur with the assessment of the auditor. Following the final results of the review by the Supervisory Board, it does not raise any objections against the declaration of the general partner at the bottom of the report on the relationships to affiliates.

Personnel matters

As already stated in last year’s report, Mr. Ronald Kuerbitz has resigned as member of the Management Board and General Manager for the region North America with effect as of February 17, 2017. Mr William Valle, who has close to 30 years of experience in the dialysis business, has been appointed as successor. Prior to his appointment, he headed the dialysis service business and the vascular access unit of Fresenius Medical Care in North America since 2014.

After many years of working for Fresenius Medical Care, Mr Dominik Wehner decided to resign for private reasons as a member of the Management Board for the region EMEA and as the employment director for Germany with effect as of the end of December 31, 2017.

The Supervisory Board thanks Mr Kuerbitz and Mr Wehner for their efforts and outstanding contributions.

The Supervisory Board thanks the members of the Management Board as well as all employees of the group for their commitment. Thank you very much for the successful work performed in the last fiscal year!

Bad Homburg v.d. Höhe, March 14, 2018

On behalf of the Supervisory Board

Dr Gerd Krick

Chairman